EXHIBIT 4.111
English Translation to Original Agreement
Service Provision Agreement
This Service Provision Agreement is entered into in Seville on the first day of April 2009 BY AND BETWEEN:
Mr. Miguel Ángel Jiménez-Velasco Mazarío, of legal age, domiciled in Seville, whose domicile for the purposes of this Agreement is at Avda. de la Buhaira 2, and holder of National ID Card Number [***], along with Mr. José Marcos Romero, of legal age, domiciled in Seville, whose domicile for the purposes of this Agreement is at Avda. de la Buhaira 2, and holder of National ID Card Number [***] both of which are acting on behalf and on account of the Company Abengoa, S.A. (hereinafter referred to as “Abengoa” or the “Lessor”) with registered address and tax domicile in Seville at Avda. de la Buhaira 2. Abengoa is duly registered at the Seville Companies Register in Sheet 2,921, Folio 107, Volume 47 of Companies and its VAT Registration Number is [***].
AND:
Mr. Rafael Ángel Bago Sotillo, domiciled in Alcobendas, Madrid at Calle Valgrande 6 and holder of National ID Card Number [***] in his capacity as a power of attorney holder of Telvent Git S.A. (hereinafter “Telvent” or the Lessee), a Company duly registered at the Madrid Companies Register in Sheet 257879, Folio 164, Volume 15370 of Companies, with VAT Registration Number [***] and registered address in Alcobendas at Calle Valgrande 6.
Abengoa and Telvent shall hereinafter be jointly referred to as the “Parties”.
Both Parties mutually recognize they have the necessary legal capacity to enter into this Agreement and oblige the companies they represent in the capacity with which they are acting.
RECITALS
I.	WHEREAS, the companies comprising “Telvent” have as their main business activity the execution of Integrated Information Technology Solutions in real time and that they need the professional services (hereinafter referred to as the “Services”) set forth in Clause 1 contained herein to perform the aforementioned activity;

II.	WHEREAS, “Abengoa” has the means, the structure, the institutional relationships and the resources to perform such Services;

III.	WHEREAS, “Abengoa” maintains a coordination and oversight policy with its subsidiaries regarding the corporate strategic decisions of and in each business group in order to integrate them within Abengoa’s Strategic Plan;

IV.	WHEREAS, within the financial policy of “Telvent” and “Abengoa”, as the parent company, the latter provides a backup and financial assistance service through guarantying and backing Telvent’s needs for cash and bank, working capital, lines of guaranties, factoring, bank payments to suppliers, etc;

V.	WHEREAS, as a consequence of the foregoing and as a condition for maintaining such financial assistance, “Abengoa” needs to oversee Telvent’s strategic decisions as regards the execution of its business line in order to ensure that such decisions are carried out in keeping with Abengoa’s strategic plan. This oversight is followed in accordance with the Common Management Systems model that Abengoa has implemented in all its subsidiaries and in particular the Authorizations Noc or NOC(Normas de Obligado Cumplimiento — NOC) and the system of authorizations associated them;

VI.	WHEREAS, due to all of the above, Telvent is interested in renewing the Services provided by Abengoa, and Abengoa in providing such Services; and

VII.	WHEREAS, as it is in both Parties’ interest to govern their mutual relationships, they thus enter into this Service Provision Agreement (referred to hereinafter as the “Agreement”) subject to the following:
Terms and Conditions
1.- Purpose
In accordance with what has been set forth in the Recitals above, the purpose of this Agreement is the provision by Abengoa of collaboration and advisory services to the management and to the different departments of the company concerning: (i) the planning of Telvent’s businesses; (ii) the drawing up of overall policies and strategies affecting such businesses; (iii) collaborating in the decision-making concerning the execution of such policies and strategies, along with the provision of the necessary technical support to implement such policies and decisions with regard to the activities Telvent performs and which have been described generically in Recitals above, so that Telvent may perform its businesses efficiently, and to enhance and support the expansion of the capacity of such businesses both in Spain and abroad; (iv) approving transactions that involve the acquisition or disposal of any of Telvent’s relevant assets, as well as any significant corporate transactions, or any other matters it may be entrusted with; and (v) more particularly, the planning and execution of Telvent’s financing policy with Abengoa’s assistance and/or guaranty in accordance with the terms and conditions set forth herein.
More specifically, the Services Abengoa shall provide to Telvent Departments in the performance of this Agreement include:
•	Overseeing and approving strategic plans and management targets, setting and developing the overall risk policy and, specifically, the NOCs (Common Management Systems) that define the framework for the management of the businesses in the company. The NOCs constitute a living system that adapts itself to the reality of the businesses and therefore require constant action as regards both contents and form.

•	Overseeing and approving the annual budget and monitoring it.

•	Providing support to the drawing up of strategic plans and budgets by supplying the common tools and methodology used by the rest of the Group.

•	Developing common institutional and commercial policies and strategies, especially in any countries in which Telvent lacks a presence and Abengoa is present.

Some of the Services included under this Agreement are set forth below as an example:
1.1-Generic Services:
Financial Services:
•	Drawing up and setting the overall financial risk policy and the coverage of such risks by providing advice on and oversight over the financial instruments used to cover foreign exchange risks (foreign exchange risk insurance, pre-financing and foreign currency deposits), as well as interest rate risks (caps, swaps and other derivatives).

•	Coordinating the proposals put forward by Abengoa as a consolidated group concerning qualitative public non-financial reporting.

•	External Financing Lines:
Negotiating with the usual credit institutions and cooperating in the management of external financing lines:

•	Surety lines and economic guaranties.

•	Bank payments to supplier lines.
     Collaborating and assisting in the negotiation of:
•	Credit lines and bridging loans as the first step towards the structured financing of integrated products.

•	Factoring lines for both Spanish and international projects.

•	Payment deferrals, guaranties and other financial instruments.
•	Centralized Cash and Bank Management: designing investment guidelines for cash and bank surpluses under market conditions.

•	Establishing a line of revolving financing of up to €80 million under market conditions.

•	Project Finance: holding weekly meetings to design possible project finance structures and to analyze schemes that could be broached in future projects. Managing the process of analyzing and contracting financing transactions under the Project Finance formula.

•	Cooperating and providing institutional support to negotiations with international multilateral financing bodies (International Development Bank, World Bank, etc.)

•	Providing advice on the drawing up and submission of bids for public tenders and competitive auctions on aspects related to the coverage of financial and business risks.
Internal Auditing Services:
•	Collaborating in and supervising internal auditing tasks: overseeing the annual Internal Auditing Plan, coordinating and preparing monthly meetings to monitor work plans, work performed, as well as policies and recommendations issued and implemented in order to set common guidelines for Telvent’s internal auditing tasks.

•	Annual Internal Auditing workshops: training Telvent’s Internal Auditing Department, as well as providing updates concerning new issues and technical matters as regards internal auditing.

•	CDAudit Application: training, maintenance and monitoring of incidents concerning the corporate computer tool that provides support to Telvent’s Internal Auditing tasks.

•	Assignment of human resources to perform relevant Auditing work at Telvent.

•	Providing assistance on the closure of critical points with External Auditors to resolve critical/technical auditing points that may have an impact on the accounts and financial reports.

•	Coordination of proposals put forward by Abengoa for the optimization of auditing fees for the entire group.
Administration Services:
•	Defining risk policies and setting forth best practices for Telvent’s tax affairs: holding weekly meetings with the relevant services and with external attorneys to provide advice on the handling of tax matters, especially matters arising from international tenders.

•	Tax consultancy on complex processes (acquisitions).

•	Tax Inspections: providing Telvent with technical assistance to monitor tax inspections. Intervening in and representing Telvent in special situations connected with such inspections, and coordinating with third parties.

•	Overseeing and controlling the annual budget and its reviews, laying down common criteria and guidelines of action.

•	In.Pre.So. (application used to advance the closure of accounts, budgets and strategic plan): training, maintenance, oversight and monitoring of incidents concerning the corporate computer tool that provides support to Telvent to draw up budgets and the strategic plan.

•	Overseeing, approving and monitoring the Strategic Plan.
Reporting and Consolidation Services:
•	Magnitude and ICS application: training, maintenance, oversight and monitoring of incidents concerning the consolidation computer application, adding new companies to the consolidation boundary, deleting companies that have been wound down or sold, book-keeping, etc.
General Secretariat Services:
a) Legal Counseling Services:
•	Overseeing and monitoring Telvent’s legal affairs: holding monthly meetings to deal with any possible risks or to issue instructions about how to deal with such issues.

•	International legal advice and support in any countries in which Telvent currently lacks a presence.
b) Risk Management Services:
•	Setting the area’s overall risk policy

•	Telvent’s Risk Analysis: holding monthly monitoring meetings to review significant projects and to take out joint insurance policies for the entire Group. Negotiating and optimizing such overall corporate insurance policies that cover Telvent’s risks. Conducting risk analyses on Telvent’s significant projects.

c) Communication Services:
•	Internal advertising services, corporate image and institutional relationships.

•	Internal Bulletin: publishing an internal bulletin on a monthly basis that includes spaces on Telvent, as well as on the rest of Abengoa’s business units. This bulletin constitutes a marketing instrument for Telvent, as well as being an internal information tool.

•	Contributing to decision-making concerning both the contents of press releases as well as the medium through which the information thus chosen will be released.

•	Intranet: holding weekly meetings aimed at maintaining the Telvent Internal Portal. Designing the strategy to disclose dynamic contents and taking part in the analysis and updating of Telvent’s static contents.

•	Telvent Annual Report: providing advice and cooperation to draw up Telvent’s Annual Report, mainly concerning the standardization of its contents and design.

•	Drawing up the Corporate Identity and Communications Manual and overseeing that it is homogenously applied in collaboration with the Corporate Identity and Communications Department.

•	Communications in Crisis Situations: holding meetings with the Communications Department in the event of reporting crises (negative or critical news about Telvent published in the media due to its importance regarding the possible impact on the performance of Telvent’s businesses).
Quality Services:
•	PRRs (Problem Resolution Reports) and IAs (Improvement Actions): jointly with Telvent’s Quality Department, coordinating, overseeing and monitoring reviews of the Problem Resolution Report (PRR) and Improvement Action (IA) application, whose outcome is a functional improvement document for the relevant applications. Drawing up statistical analyses concerning quality matters for their management and analysis by Telvent.

•	Internal Quality Audits: issuing scores and improvement recommendations for each of the areas audited on an annual basis for all Telvent companies.

•	Providing assistance to obtain official overall assessments.
Human Resources Area Services:
•	Counseling as regards best practices concerning matters having to do with compensation for administrators, senior executives and employees in general. Putting forward proposals concerning the company’s overall remuneration policy.

•	Providing advice on the setting of assessment techniques for executives and the rest of the company’s workforce. Collaborating in the assessment process and making appointment and promotion proposals.

•	Corporate Training: giving annual training to all of Telvent’s employees on the contents of the company’s obligatory internal rules and guidelines.

•	Putting forward candidates for offices and jointly conducting the assessment of potential executives: holding meetings to make decisions on the assessment of potential executives and the professional careers of Telvent employees.

•	Conducting comparative salary analyses and reports.
Other common services:
•	Providing advice on the setting of Corporate Governance and Corporate Social Responsibility policies.

•	Overseeing and providing assistance on the application of Telvent’s communication and information disclosure policies within the parameters of Abengoa’s corporate governance and corporate social responsibility, as well as on corporate identity, annual reports and crisis management.
Common services for all Departments:
•	Updating the NOCs that define the management of the company’s businesses, set criteria and guidelines of action, reinforce its corporate identity, reduce risks and optimize its management. These constitute a living system that adapts itself to the reality of the businesses and therefore require constant action as regards both contents and form.

•	Providing ongoing advice on improving Telvent’s actions and management.

•	Other Corporate Services received: taking part in the Abengoa Focus Foundation (Fundación Focus Abengoa), conducting functional analyses to modify computer applications, providing educational scholarships, providing aid connected with occupational health (collective life insurance policy), recognizing employees with a seniority of 25 years in the company, free hospital access for employees and subsidized care services for employees at the Antilla Residence.
1.2 — Specific On-Demand Support Services
Such services include any services not expressly set forth in the preceding point, for which Telvent shall expressly and on a timely basis commission specific services from Abengoa, which the latter shall provide within the overall scope of assistance and management to which this Agreement binds the Parties.
2.- Price
2.1 — As consideration for the services set forth in Clause 1.1 in force for the period April to December 2009, Abengoa shall receive the amount of five million nine hundred seventy-two thousand and three euros (5,972,003 euros), upon which the VAT rate prevailing at any one time shall be applied in accordance with prevailing legislation. Such amount shall be invoiced on a quarterly basis in three equal parts within the first fifteen days of the corresponding quarter against the order number issued by Telvent upon the entering into of this Agreement.
The complete annual fee for the coming years (January — December) shall be of €7,962,671.
Abengoa shall submit its invoices to Telvent to collect the price agreed upon, which shall be paid to Abengoa by Telvent within each calendar quarter.
As regards the on-demand services set forth in Clause 1.2, the Parties shall agree upon the consideration, at market prices, for each specific case to be paid by Telvent to Abengoa for the specific provision of each service requested and performed during the term of this Agreement.
2.2 — Any ordinary travel, accommodation and board expenses shall be paid by Telvent to Abengoa upon submission of the corresponding justifying receipts up to the maximum amount that may be agreed upon for each case.
2.3 — Any extraordinary expenses shall have to be previously approved by Telvent as a prior condition for their reimbursement to Abengoa.
2.4 — The determination of the consideration set forth in paragraph 2.1 above has been established in accordance with the current volume and expected growth of Telvent’s activities in the current year. Both Parties have accepted this as the most appropriate figure of reference, as the services are requested by the Lessee from the Lessor on the basis of such activities. Nonetheless, should the Lessee request additional and/or special services, the Parties may agree upon a consideration for each specific case.
3.- Term
This Agreement shall enter into effect on April 1, 2009 and shall have an initial term of nine months. Any extension to such term for full calendar years shall be done in writing by means of a mutual written agreement, setting forth any economic changes that may proceed, and it shall be updated for the new period after having received the prior approval of the corresponding bodies of corporate governance (i.e. the Audit Committee).
This Agreement sets forth the Parties’ entire agreement and shall override any prior agreements, arrangements and communications, either verbal or in writing, between the Parties in connection with this Agreement.
4.- Provision of the Service
In order to perform the functions it has been entrusted with, Abengoa shall provide Telvent with all the documents that may be required and, where necessary, the assistance of its own technicians and specialists.
For its part, Abengoa shall use all the necessary material and human means for such purposes and may subcontract the execution of specific work to third parties. Abengoa shall, however, be held liable by Telvent for such work and for paying for the services thereof.
The Parties shall hold meetings on a regular basis. At such meetings, Abengoa shall inform about its management, planning, monitoring and oversight, as well as about the work performed in the preceding period. Such meetings may either be held at Telvent’s premises or at Abengoa’s premises and shall be held on a monthly, quarterly or other basis as agreed upon by the Parties. Abengoa shall inform Telvent about the progress and results of the services entrusted to it in a timely fashion.
5.- Confidentiality
Each of the Parties shall undertake to respect the confidential nature of the information received from the other Party and may not disclose the other party’s trade knowledge and/or secrets, even after this Agreement has terminated, and the Parties shall be held liable for any direct breaches of such obligation or any breaches committed by their employees.
Upon this Agreement’s termination, whatever the cause may be, Abengoa shall return all the documents and information (technical or business-related) it may have received from Telvent.
This Agreement is based on the principle of loyalty and, hence, the Parties may deem it as having been terminated should they consider the other Party has breached such undertakings.
6.- Ownership of Documents
Any documents that may be produced during the term of this Agreement or as a result thereof and which have some sort of connection with its purpose shall be owned by Telvent. Hence, Abengoa shall have to obtain Telvent’s prior authorization to make use of such documents for any purpose whatsoever.
7.- Assignment
The Parties may not subrogate the rights and obligations arising from this Agreement to any third parties unless a prior written agreement thereof exists.
8.- Termination
Apart from the incidents set forth herein, the following shall be a cause for this Agreement’s termination:
a) A breach by either of the Parties of any of the Agreement’s clauses;
b) Should either of the Parties enter into a situation of insolvency, bankruptcy, creditors’ arrangements, suspension of payments, or court or out-of-court liquidation; and
c) By the Parties’ mutual agreement and with the effects set forth therein.
Without prejudice to the foregoing, Telvent may at any time expressly reduce or eliminate any of the services set forth above in Clause 1 by giving sixty (60) days’ written notice thereof.
9.- Governing Law
This Agreement shall be governed by Spanish Law and any disputes that may arise between the Parties concerning its interpretation, fulfillment, performance, or its total or partial termination shall be resolved by means of binding arbitration under the Law pursuant to Law 60/2003 of December 23, 2003 and to any complementary provisions. Such arbitration shall be held in Seville, Spain. Each party shall appoint an arbitrator and the third arbitrator shall be appointed by the arbitrators thus appointed, who shall act as the Chairman of the Arbitration Board. The arbitration award shall be complied with by the Parties and shall be issued within two months of arbitration proceedings being brought. Should the Parties fail to agree upon the appointment of arbitrators, they hereby submit themselves to the jurisdiction of the Courts of Seville for the court appointment of such arbitration.
IN WITNESS WHEREOF, the Parties have set their hand on two copies of this Agreement to a single effect on the date and in the place first mentioned above.

For	For
Telvent Git, S.A.	Abengoa, S.A.
/s/ Rafael Ángel Bago Sotillo	/s/ Miguel Ángel Jiménez-Velasco Mazarío

Signed: Mr. Rafael Ángel Bago Sotillo	Signed: Mr. Miguel Ángel Jiménez-Velasco Mazarío

/s/ José Marcos Romero

Signed: Mr. José Marcos Romero